UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 4)*

The Parent Company

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

056332109

(CUSIP Number)

D. E. Shaw Laminar Acquisition Holdings 3, L.L.C.
Attention: Compliance Department
120 West Forty-Fifth Street
39th Floor, Tower 45
New York, NY 10036
(212) 478-0000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 30, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SCHEDULE 13D

CUSIP No. 056332109	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) D. E. Shaw Laminar Acquisition Holdings 3, L.L.C. FEIN 26-0856720
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* SC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 15,289,378 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 15,289,378 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 15,289,378 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.0%[1] (See Item 5)
14	TYPE OF REPORTING PERSON* OO (See Item 2)

1 The calculation of the percentage of the shares of Common Stock beneficially owned by the Reporting Person is based on 24,262,037 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report for the quarter ended August 2, 2008, filed with the Commission on September 16, 2008.

SCHEDULE 13D

CUSIP No. 056332109	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) D. E. Shaw & Co., L.L.C. FEIN 13-3799946
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 15,289,378 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 15,289,378 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 15,289,378 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.0%[1] (See Item 5)
14	TYPE OF REPORTING PERSON* OO (See Item 2)

1 The calculation of the percentage of the shares of Common Stock beneficially owned by the Reporting Person is based on 24,262,037 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report for the quarter ended August 2, 2008, filed with the Commission on September 16, 2008.

SCHEDULE 13D

CUSIP No. 056332109	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Laminar Direct Capital, L.L.C. FEIN 20-1131815
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 2,970,009 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,970,009 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,970,009 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%[1] (See Item 5)
14	TYPE OF REPORTING PERSON* OO (See Item 2)

1 The calculation of the percentage of the shares of Common Stock beneficially owned by the Reporting Person is based on 24,262,037 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report for the quarter ended August 2, 2008, filed with the Commission on September 16, 2008, and also includes the 2,970,009 shares of Common Stock issuable pursuant to the Warrant as discussed herein.

SCHEDULE 13D

CUSIP No. 056332109	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) D. E. Shaw & Co., L.P. FEIN 13-3695715
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 18,259,387 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 18,259,387 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 18,259,387 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.1%[1] (See Item 5)
14	TYPE OF REPORTING PERSON* IA, PN (See Item 2)

1 The calculation of the percentage of the shares of Common Stock beneficially owned by the Reporting Person is based on 24,262,037 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report for the quarter ended August 2, 2008, filed with the Commission on September 16, 2008, and also includes the 2,970,009 shares of Common Stock issuable pursuant to the Warrant as discussed herein.

SCHEDULE 13D

CUSIP No. 056332109	Page 6 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David E. Shaw
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 18,259,387 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 18,259,387 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 18,259,387 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.1%[1] (See Item 5)
14	TYPE OF REPORTING PERSON* IN

1 The calculation of the percentage of the shares of Common Stock beneficially owned by the Reporting Person is based on 24,262,037 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report for the quarter ended August 2, 2008, filed with the Commission on September 16, 2008, and also includes the 2,970,009 shares of Common Stock issuable pursuant to the Warrant as discussed herein.

This Amendment No. 4 (this “Amendment No. 4”) amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on March 23, 2007, as amended by Amendment No. 1 thereto filed on September 12, 2007, Amendment No. 2 thereto filed on October 18, 2007, and Amendment No. 3 thereto filed on July 16, 2008 (as so amended, the “Schedule 13D”).  Capitalized terms used but not defined herein have the meaning ascribed thereto in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On December 28, 2008, The Parent Company and its subsidiaries filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court (the “Bankruptcy Court”) in Wilmington, Delaware (the “Bankruptcy Proceeding”).

On December 30, 2008, on the terms and subject to the conditions set forth in the debtor-in-possession credit agreement (the “DIP Credit Agreement”), D. E. Shaw Laminar Portfolios, L.L.C. (“Laminar Portfolios”), an affiliate of D. E. Shaw Laminar Acquisition Holdings 3, L.L.C. (“Laminar Acquisition”) and for which DESCO LP serves as investment adviser and DESCO LLC serves as managing member, entered into a senior secured revolving credit facility with the Loan Parties and D. E. Shaw Laminar Lending 3 (C), L.L.C., acting as administrative agent and as collateral agent.  The DIP Credit Agreement provides for post-petition revolving loans in an aggregate principal amount of up to $10,900,000 for the purposes of (i) refinancing obligations under the registrant’s pre-petition senior revolving credit agreement, (ii) paying fees and expenses related to the DIP Credit Agreement, and (iii) providing funds necessary for the registrant and its subsidiaries to continue to operate their businesses pending a sale process, subject to Bankruptcy Court approval, in accordance with a court approved budget satisfactory to Laminar Acquisition and Laminar Portfolios.  The Bankruptcy Court granted interim approval of the DIP Credit Agreement on December 30, 2008, and the aggregate amount of borrowings under the DIP Credit Agreement is limited to $3,531,000 unless and until a further order approving the DIP Credit Agreement has been entered by the Bankruptcy Court.

The foregoing description of the DIP Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the copy of such agreement filed as Exhibit 99.1 hereto, which is incorporated herein by reference.

In addition, on December 12, 2008, The CIT Group/Business Credit, Inc., the sole lender under the Second Amendment to Amended and Restated Credit Agreement, which amended the Amended and Restated Credit Agreement dated as of October 12, 2007 (the “Credit Agreement”), assigned its interest in the outstanding loan under the Credit Agreement to Laminar Portfolios.  This assignment is described in the Current Report on Form 8-K filed by The Parent Company on December 17, 2008.

Laminar Acquisition, Laminar Portfolios and Laminar Direct Capital, L.L.C. intend to continue to review their investments in The Parent Company from time to time in light of the progress of the Bankruptcy Proceeding, market conditions and The Parent Company's financial condition, as informed by their discussions with The Parent Company and other constituents in the Bankruptcy Proceeding.

Item 7. Material to be Filed as Exhibits

Exhibit                                           Description

99.1
Debtor-in-Possession Credit Agreement, dated as of December 30, 2008, by and among D. E. Shaw Laminar Portfolios, L.L.C., The Parent Company, the additional Borrowers named therein, the additional Lenders named therein, and D. E. Shaw Laminar Lending 3 (C), L.L.C., as administrative agent and collateral agent.

99.2	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., dated October 24, 2007.

99.3	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., dated October 24, 2007.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.  Powers of Attorney, dated October 24, 2007, granted by David E. Shaw in favor of Rochelle Elias, among others, are attached hereto as Exhibit 99.2 and Exhibit 99.3 and incorporated herein by reference.

Dated: January 7, 2009

D. E. SHAW LAMINAR ACQUISITION
HOLDINGS 3, L.L.C.
By: D. E. Shaw & Co., L.L.C., as Manager

	By:	/s/ Rochelle Elias
Name: Rochelle Elias
Title: Chief Compliance Officer

D. E. SHAW & CO., L.L.C.

By:	/s/ Rochelle Elias
Name: Rochelle Elias
Title: Chief Compliance Officer

LAMINAR DIRECT CAPITAL, L.L.C.
By: D. E. Shaw & Co., L.P., as Managing Member

	By:	/s/ Rochelle Elias
Name: Rochelle Elias
Title: Chief Compliance Officer

D. E. SHAW & CO., L.P.

By:	/s/ Rochelle Elias
Name: Rochelle Elias
Title: Chief Compliance Officer

DAVID E. SHAW

By:	/s/ Rochelle Elias
Name: Rochelle Elias
Title: Attorney-in-Fact for David E. Shaw